Exhibit 99.22

Execution copy

CREDIT AGREEMENT

dated as of November 21,2014

among

OSISKO GOLD ROYALTIES LTD
(as Borrower)

-and-

NATIONAL BANK OF CANADA
(as Administrative Agent)

-and-

NATIONAL BANK OF CANADA
(as Lender)

-and-

NATIONAL BANK FINANCIAL INC.
(as Sole Arranger)

$100,000,000 REVOLVING CREDIT
FACILITY

McCARTHY TETRAULT LLP

- i-

- ii -

- iii -

- iv-

- v-

20.12	COUNTERPARTS	48
21 -NOTICES		48
21.1	SENDING OF NOTICES	48
21.2	RECEIPT OF NOTICES	48

CREDIT AGREEMENT

THIS AGREEMENT is made as of November 21, 2014 among Osisko Gold Royalties Ltd, a corporation incorporated under the laws of the Province of Québec, as borrower (the "Borrower"), National Bank of Canada, a Canadian bank, as administrative agent (in such capacity, the "Agent"), and National Bank of Canada, as lender.

WHEREAS the Borrower has requested the Lenders to provide to it a certain credit facility for the purposes set forth in Section 2.2;

WHEREAS the Lenders are each willing to provide such credit facility to the Borrower for the aforementioned purposes upon the terms and conditions set out herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

1 - INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires, the following terms have the respective meanings set out below (and all such terms that are defined in the singular have the corresponding meaning in the plural and vice versa):

"ABTL Laws" has the meaning given to such term in Section 9.1(b)(vii);

"Acceptance" means:

(a)

in respect of a Lender who is a bank that customarily accepts bankers' acceptances, at such Lender's discretion, either a depository bill subject to the Depository Bills and Notes Act (Canada) or a bill of exchange subject to the Bills of Exchange Act (Canada), in each case, drawn by the Borrower on and accepted by such Lender; and

(b)	in respect of any other Lender, a promissory note bearing no interest, made by the Borrower to the order of such Lender;

"Acknowledgment and Consent Agreement" has the meaning given to such term in Section 10.5;

"Acquisition" means:

(a)	if the acquisition is a share purchase, the relevant Credit Party shall Control the entity being acquired immediately following the completion of such acquisition;

(b)	if the acquisition is an asset purchase, all or substantially all of the assets of the vendor (or of a division, business or unit of the vendor) are being acquired; or

(c)	the acquisition of any royalty, any commodity stream, any working interest, any mining claim or any interest therein, or any similar interest.

"Affiliate" means, with respect to a Person, any other Person that directly or indirectly Controls, or is Controlled by, or is under common Control with, that Person;

"Agent" means National Bank of Canada or any successor agent appointed pursuant to Section 18.14;

"Agent's Office" means the administrative office of the Agent designated by the Agent from time to time as its administrative office for the purposes hereof, after notice to the Lenders;

"Applicable Margin (or Rate)" means a margin (or rate) determined in accordance with Schedule "A";

"Borrower" means Osisko Gold Royalties Ltd;

"Borrowings" means the Prime Rate Loans, the US Base Rate Loans, the Acceptances, the Libor Loans and the Letters of Credit;

"Branch of Account" means a branch of the Agent where the Agent has established an account for the Facility as may be designated by the Agent from time to time, after consultation with the Borrower;

"Business Day" means a day on which banks are open for business in Montréal and Toronto, excluding Saturday and Sunday; where such term is used in the context of a US Base Rate Loan, such day must also be a day on which banks are open for business in New York City and where such term is used in the context of a Libor Loan, such day must also be a day on which banks are open for business in New York City and London, England;

''Capital Stock'' means common shares, preferred shares or other equivalent equity interests (howsoever designated) of capital stock of a body corporate, equity preferred or common interests in a limited liability company, limited or general partnership interests in a partnership or any other equivalent to such ownership interest;

"CDOR Rate" means, for any day, the arithmetic average of the bankers' acceptances rates for the applicable period which appear on the Reuter's Screen CDOR Page at 10:00 a.m., or if such day is not a Business Day, then on the immediately preceding Business Day; provided however, that if such rates are not available, then the CDOR Rate for any day will be the bankers' acceptance rate of the Agent for the applicable period as of 10:00 a.m. on such day, or if said day is not a Business Day, then on the immediately preceding Business Day;

"Commitment" means, with respect to each Lender, its proportion (expressed as a percentage or as an amount, as the case may be) of the aggregate amount of the Facility, as specified opposite its name on the signature pages of this Agreement, subject however to any readjustment made pursuant to this Agreement;

"Control" (including any correlative term) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person (whether through ownership of Capital Stock, by contract or otherwise); without limiting the generality of the foregoing (i) a Person is deemed to Control a corporation if such Person (or such Person and its Affiliates) holds outstanding shares or other rights carrying more than 50% of the voting power in the election of the board of directors of the corporation, (ii) a Person is deemed to Control a partnership if such Person (or such Person and its Affiliates) holds more than 50% in value of the Capital Stock of the partnership, (iii) a Person is deemed to Control a trust if such Person (or such Person and its Affiliates) holds ..more than 50% in value of the beneficial interests in the trust, and (iv) a Person that controls another Person is deemed to Control any Person controlled by that other Person;

"Corporate Structure Chart" means the corporate structure of the Credit Parties and the other information contemplated by Section 11.14 and to be delivered to the Lenders pursuant to section 9.1 (b)(v);

"Credit Documents" means this Agreement, the Security Documents, any note issued pursuant to Section 20.5 and any other present and future document relating to any of the foregoing, in each case, as amended, supplemented or restated;

"Credit Parties" means the Borrower and each of the Guarantors;

"Default" means any event or circumstance which constitutes an Event of Default or which, with the lapse of time, the giving of a notice or both, would constitute an Event of Default;

"Discounted Proceeds" means, with respect to any issue of Acceptances, an amount (rounded to the nearest whole cent and with one-half of one cent being rounded up) calculated by multiplying:

(a)	the aggregate face amount of such Acceptances; by

(b)	the price, where the price is determined by dividing one by the sum of one plus the product of:

(i)	the Discount Rate applicable to such Acceptances (expressed as a decimal); and

(ii)	a fraction, the numerator of which is the number of days in the period of such Acceptances and the denominator of which is 365;

with the price as so determined being rounded up or down to the fifth decimal place and .000005 being rounded up;

"Discount Rate" means,

(a)	in respect of any Acceptance accepted by a Lender that is a Canadian Schedule I bank, the CDOR Rate for the applicable period; and

(b)

in respect of any Acceptance to which clause (a) does not apply, the lesser of (i) the discount rate of the accepting Lender in effect at or about 10:00 a.m. on the relevant date for bankers' acceptances (or equivalent instruments, if such Lender does not customarily accept bankers' acceptances) of such Lender for a period comparable to the period of such Acceptance and (ii) the CDOR Rate plus 0.10%;

"Distribution" means any payment in cash or in kind that provides an income (including interest or dividend) or a return on, or constitutes a distribution or redemption or other retirement of, the Capital Stock of a Person (other than a dividend paid by way of the issuance of new Capital Stock), it being understood that the term Capital Stock in this definition includes (i) all shares or other units of the capital of a Person even if such Capital Stock is treated as liabilities under GAAP and (ii) options or similar rights to acquire Capital Stock;

"Dollar" and the symbol "$" mean the lawful money of Canada;

"EBITDA" means, with respect to a Person, the net income of such Person for the period ending on the date that EBITDA is determined, plus the following items, to the extent such items have been deducted in calculating net income:

(a)	Interest Expense;

(b)	amortization and depreciation; and

(c)	income taxes;

provided that net income is calculated excluding, gains or losses from extraordinary, unusual or non-recurring items and non-cash items (including unrealized gains and losses from Hedging Agreements);

"Effective Date" means the date at which this Agreement becomes effective, as provided in the first paragraph of Section 9.1;

"Environmental Laws" means all laws, rules and regulations, and any orders or legally binding policies, in each case as now or hereafter in effect, relating to the regulation or protection of human health, safety or the environment or to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals or toxic or hazardous substances or wastes into the indoor or outdoor environment, including, without limitation, ambient air, soil, surface water, ground water, wetlands, land or subsurface strata, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals or toxic or hazardous substances or wastes;

"Equity" means, at any particular time, the amount which would, in accordance with GAAP, be classified on the consolidated balance sheet of the Borrower as shareholders' equity of the Borrower;

"Event of Default" means any event of default specified in Section 16.1;

"Facility" has the meaning given to such term in Section 2.1;

"Funded Debt" means, with respect to a Person, and without duplication, all obligations that under GAAP should be classified on such Person's balance sheet as liabilities, (i) including, whether or not so classified, Guarantees, balances of sale and earn-out payments, capital and synthetic lease obligations, reimbursement obligations related to letters of credit or of guarantee or similar instruments, but (ii) excluding deferred taxes, non-controlling interests, accrued benefit liabilities, trade accounts payable, obligations under operating leases and other accrued obligations incurred in the ordinary course of business;

"GAAP" means generally accepted accounting principles which are in effect in Canada from time to time, including the International Financial Reporting Standards, subject however to Section 1.3(b);

''Guarantee'' means any obligation, contingent or not, directly or indirectly guaranteeing any liability or indebtedness of any Person or protecting a creditor of such Person from a loss in respect of any such liability or indebtedness or having the same economic effect;

"Guarantor" has the meaning given to such term in Section 10.1;

"Hedging Agreement" means any foreign exchange contract, interest rate hedging contract and any other financial contract or arrangement capable of protecting a Person against fluctuations in currencies or interest rates or commodity prices;

"Interest Coverage Ratio" means, with respect to the Borrower on a consolidated basis, the ratio of EBITDA to Interest Expense for the 12-month period ending on the date the ratio is calculated;

"Interest Expense" means, for any period, the aggregate amount of cash interest and other financing charges during such period, in each case determined in accordance with GAAP;

"Investment" means any initial capital investment (deposit) required under a long-term metal purchase contract (streaming agreement), any acquisition of a royalty right and any acquisition of Capital Stock or bonds, debentures, notes or any other titles of indebtedness of any Person (other than a Credit Party), except where such acquisition would qualify as an Acquisition;

"Issuing Lender" means the Lender who is the Agent;

"Lender" means any Person who becomes a Lender in accordance with this Agreement;

"Letter of Credit" means a standby letter of credit issued pursuant to this Agreement;

"Libor" means, with respect to any Libor Loan, the annual rate of interest determined by the Agent as being the average rate for deposits in US Dollars in the London interbank market which is shown on the Libor 01 page (or any successor page) of the Reuters service as of 11 :00 a.m. (London, England time) on the second Business Day prior to the commencement of the applicable Libor Loan and for a comparable period, or if such rate is not available, the annual rate (rounded up to the nearest 0.01%) which the Agent is prepared to offer in the London interbank market for taking deposits in U.S. Dollars at approximately 11:00 a.m. (London time) on the second Business Day prior to the commencement of the applicable Libor Loan and for a comparable period;

"Libor Loan" means a loan denominated in US Dollars made pursuant to this Agreement and bearing interest at Libor, plus the Applicable Margin;

"Lien" means any hypothec, security interest, mortgage, lien, right of preference, pledge, assignment by way of security or any other encumbrance of any nature that secures the performance of an obligation, and a Person is deemed to own subject to a Lien any property or assets that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital or synthetic lease or similar agreement (other than an operating lease) relating to such property or assets;

"Majority Lenders" means any group of Lenders whose Commitments amount in the aggregate to at least 66⅔ of the aggregate amount of the Facility, provided that if there are no more than two Lenders then the Majority Lenders will consist of these two Lenders;

"Material Adverse Change" means any change, condition, event or occurrence which, when considered individually or together with other changes, conditions, events or occurrences, could reasonably be expected to have a Material Adverse Effect;

"Material Adverse Effect" means (i) a material adverse effect on the financial condition, business, operations, assets or liabilities or prospects of the Credit Parties taken as a whole, (ii) a material adverse effect on the ability of any Credit Party to perfom its obligations under any Credit Document, or, (iii) a material impairment of the rights or remedies of the Agent and the Lenders under any Credit Document;

"Material Subsidiary" means any direct or indirect Subsidiary of the Borrower having annual revenues in excess of $10,000,000;

"Maturity Date" means the date that is two years following the Effective Date, as may be extended in accordance with Section 2.11;

"Metal Purchase Contracts" means all present and future metal stream contract, royalty contracts or any agreement akin to the foregoing from time to time entered into by a Credit Party;

"Net Debt to EBITDA Ratio" means, with respect to the Borrower calculated on a consolidated basis the ratio of (i) Funded Debt to (ii) EBITDA for the 12-month period ending on the date the ratio is calculated; where the total amount of cash on hand at the end of such period is equal to or less than $250,000,000, the amount of cash on hand in excess of $50,000,000 shall be substracted from the amount of Funded Debt in the calculation of the Net Debt to EBITDA Ratio; where the total amount of cash on hand exceeds $250,000,000, the amount of cash on hand in excess of $100,000,000 shall be substracted from the amount of Funded Debt in the calculation of the Net Debt to EBITDA Ratio; provided that for the periods ending on September 30, 2014, December 31, 2014 and March 31, 2015, the Net Debt to EBITDA Ratio shall be calculated by annualizing the actual EBITDA of the 3-month, 6-month and 9-month period, as applicable, ending on the date the ratio is calculated;

"Permitted Acquisitions" means the Acquisition of or from a Person operating in the mining sector exclusively in the Permitted Jurisdictions.

"Permitted Dispositions" means, in respect of the Credit Parties, (i) any disposition of assets which are obsolete, redundant or of no material economic value, (ii) any disposition of inventory and marketable securities in the ordinary course and (iii) other dispositions of assets (other than, for greater certainty, any Metal Purchase Agreement) which do not exceed in any financial year $2,000,000 (based on book value) for all Credit Parties in the aggregate;

"Permitted Investments" means an Investment in a Person operating in the mining sector exclusively in the Permitted Jurisdictions;

"Permitted Jurisdictions" means any jurisdiction other than Venezuela, Ecuador, Bolivia, Iran, Iraq, Libya, Yemen, Somalia, Tajikistan, Turkmenistan, Russia, Ukraine, Sudan, South Sudan, North Korea, Pakistan, Afghanistan, Myanmar, Uzbekistan, Haiti, Equatorial Guinea, Burundi, Democratic Republic of the Congo, Chad, Nigeria, Angola, Republic of Ivory Coast and otherwise any jurisdiction from time to time subject to economic or financial sanctions or trade embargoes imposed, administered or enforced by the US government, the Canadian government, the European Union or the United Kingdom;

"Permitted Liens" means:

(a)

Liens imposed or arising by operation of law (including for greater certainty tax Liens and landlord statutory liens), in each case, in respect of obligations not yet due or which have been postponed or are being contested in good faith and by appropriate proceedings to the extent that adequate reserves are maintained;

(b)

pledges or deposits made in the ordinary course of business in connection with bids, tenders, leases or contracts (other than for Funded Debt) or to comply with the requirements of any legislation or regulation applicable to the Credit Parties or their business or assets;

(c)

Liens securing obligations incurred in connection with the purchase or the lease of any movable or immovable property, or securing any renewal, extension or replacement of such obligations, provided that any such Lien charges only such property and for an amount not in excess of the related obligation and that the aggregate of all amounts secured by such Liens does not exceed $3,000,000;

"Person" means any natural person, corporation, company, partnership, joint venture, limited liability company, unincorporated organization, trust or any other entity;

"Prime Rate" means, for any day, the greater of:

(a)	the annual rate of interest established by the Agent as being its reference rate then in effect for determining interest rates for commercial loans denominated in Dollars made in Canada; and

(b)	the CDOR Rate for bankers' acceptances with a period of one month, plus 1.00%;

"Prime Rate Loan" means a loan denominated in Dollars made pursuant to this Agreement and bearing interest at the Prime Rate, plus the Applicable Margin;

"Security" means the Liens, Guarantees and other security provided to or for the benefit of the Lenders and the Agent pursuant to Article 10;

"Security Documents" means any document or agreement evidencing or relating to the Security;

"Subsidiary" means a Person that is under the Control of another Person;

"Tangible Net Worth" means, at any particular time with respect to the Borrower on a consolidated basis, the amount of Equity at such time less (i) the aggregate of the amounts at such time attributable to that portion of any outstanding Capital Stock which, by its terms (or by the terms of any Capital Stock into which it is convertible or for which it is exchangeable), or upon the happening of any event, mature or are redeemable pursuant to a sinking fund obligation or otherwise, or are redeemable for cash or debt at the sole option of the holder thereof on or prior to the Maturity Date, (ii) the aggregate of the amounts, at such time, which would, in accordance with GAAP, be classified on the consolidated balance sheet of the Borrower as goodwill, deferred expenses and other intangible assets, and (iii) the aggregate of the amounts at such time due to the Borrower by its Affiliates;

"US Base Rate" means, for any day, the greater of:

(a)	the annual rate of interest established by the Agent as being its reference rate then in effect for determining interest rates for commercial loans denominated in US Dollars made in Canada; and

(b)

the federal funds effective rate in effect on such day (and if such day is not a Business Day, then on the preceding Business Day), plus 1.00%; the term "federal funds effective rate" means the rate usually designated as such and as published by the Federal Reserve Bank of New York for the relevant Business Day, or if such rate is not available on any Business Day, the rate that the Agent is prepared to offer, at approximately 9:00 a.m. on such day, for taking overnight deposits in US Dollars in New York;

"US Base Rate Loan" means a loan denominated in US Dollars and bearing interest at the US Base Rate, plus the Applicable Margin;

"US Dollar" or the symbol "US$" means lawful money of the United States of America.

1.2	Currency Conversions

Where any amount expressed in any currency has to be converted or expressed in another currency, or where its equivalent in another currency has to be determined (or vice versa), the calculation is made at the exchange rate announced or quoted by the Bank of Canada in accordance with its normal practices at or around noon on the previous Business Day for the relevant currency against the other currency (or vice versa).

1.3	Accounting Terms, Calculations and Historical Adjustments

(a)

Unless otherwise provided, (i) terms and expressions of an accounting or financial nature have the respective meanings given to such terms and expressions under GAAP; (ii) calculations must be made in accordance with GAAP insofar as applicable, and (iii) financial ratios must be calculated on a consolidated basis of the Borrower.

(b)

In the event of a change in GAAP having a material effect on the intent or the application of the provisions of this Agreement which are of a financial nature, the Borrower and the Agent, at the request of either of them, will use reasonable efforts to negotiate amendments to the affected provisions in order to preserve their original intent or to facilitate their application provided that all such amendments will be subject to Article 19. Should no such amendments be agreed on by the Borrower and the Lenders within 90 days from any such request, then the affected provisions will be applied as if the change in GAAP giving rise to the request had not occurred.

(c)

If any business is acquired, discontinued or disposed of during any period in respect of which EBITDA or Interest Expense has to be calculated, the historical financial results of such business will be included or excluded (as applicable) in the relevant calculations for that period as if the acquisition, disposition or discontinuance had occurred on the first day of said calculation period.

1.4	Time

Except where otherwise indicated in this Agreement, any reference to time means local time in Montréal.

1.5	Headings and Table of Contents

The headings and the Table of Contents are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement.

1.6	Governing Law

This Agreement is governed by and construed in accordance with laws of the province of Québec and the laws of Canada applicable therein.

1.7	Inconsistency

In the event of inconsistency between this Agreement and any other Credit Document, the provisions of this Agreement must be accorded precedence.

2 -THE FACILITY

2.1	The Facility

Each Lender individually agrees to make available to the Borrower a revolving credit facility (the "Facility") in a principal amount not to exceed its Commitment under such facility set out opposite its name on the signature pages of this Agreement. As at the date of this Agreement, the collective Commitments of the Lenders under the Facility aggregate to $100,000,000.

2.2	Purpose of the Facility

The Borrower will use the Revolving Facility solely to finance Permitted Acquisitions and Permitted Investments.

2.3	Facility Availability

The Facility will revolve and, accordingly, Borrowings may be obtained, repaid and re-obtained by the Borrower until the Maturity Date. Borrowings may be obtained in the form of:

(a)	Prime Rate Loans;

(b)	US Base Rate Loans;

(c)	Acceptances;

(d)	Libor Loans; and

(e)	Letters of Credit.

2.4	Manner of Availability

Except as otherwise provided in this Agreement, each Borrowing will be made through the Agent at the Branch of Account and will be allocated by the Agent among the Lenders in the proportion of their respective Commitments.

2.5	Notice of Borrowings

To obtain a Borrowing (other than a Letter of Credit), the Borrower must give a notice to the Agent specifying:

(a)	the selected form of Borrowing;

(b)	the amount of the Borrowing, which must be a multiple of $l00,000 (or US$100,000) with a minimum of $1,000,000 (or US$1,000,000) per Borrowing;

(c)	the date of the Borrowing, which must be a Business Day; and

(d)	to the extent applicable, the period of the Borrowing.

The notice must be given by telephone not later than 10:00 a.m. (i) in the case of a Prime Rate Loan or a US Base Rate Loan, one Business Day prior to the Borrowing, (ii) in the case of Acceptances, two Business Days prior to the Borrowing, and, (iii) in the case of a Libor Loan, three Business Days prior to the Borrowing. Each telephone notice must be followed by a written confirmation on the same date, in the form of Schedule "B" or in any other manner as may be agreed between the Agent and the Borrower.

2.6	Funding

(a)

At the request of the Agent, each Lender will promptly pay to the Agent such Lender's share of any Borrowing made or to be made by the Agent on behalf of the Lender. The Agent will provide the Lenders with such information as may be necessary in order for the Lenders to make payments to the Agent and fund their respective shares of any Borrowing;

(b)

Any amount to be paid by a Lender to the Agent must be available to the Agent at the Agent's Office by 1:00 p.m. on the applicable day. Any amount to be disbursed by the Agent to the Borrower will be made available to the Borrower by crediting the Borrower's account at the Branch of Account or at any other place to be agreed upon from time to time between the Borrower and the Agent.

2.7	Lender's Failure to Fund

If a Lender fails to advance its share of any Borrowing and, despite such failure, the Agent advances such amount to the Borrower, the Agent may recover such amount from such Lender or, if it is unable to do so, from the Borrower, with interest from the date of disbursement at the rate applicable to Borrowings in the same form. Nothing in this Section obliges the Agent to fund any Borrowing or advance any sums on behalf of a Lender who has failed to comply with its obligations.

2.8	Conversions and Renewals

(a)

The Borrower may convert the whole or any part of the outstanding Borrowings under the Facility from one form of permitted Borrowings to another form of permitted Borrowings and may renew Acceptances and Libor Loans, provided that (i) Acceptances and Libor Loans may not be converted prior to the maturity of their respective periods and, (ii) Letters of Credit may not be converted.

(b)	Sections 2.3 to 2.7, adapted accordingly, apply to a conversion or a renewal.

(c)

Unless they are repaid, converted or renewed upon the maturity date of their respective periods, (i) Acceptances will then become Prime Rate Loans for the face amount of such Acceptances, and (ii) Libor Loans will then become US Base Rate Loans.

(d)	Any conversion to Borrowings in another currency will be effected by the repayment of the Borrowings to be so converted and by the re-borrowing of an equivalent amount in the other currency.

2.9	Limitations on Lender's Obligation to Fund

Each Lender's obligation to fund Borrowings is limited to such Lender's Commitment. The obligations of the Lenders hereunder are not solidary and are not joint and several, and no Lender is responsible for the obligations of any other Lender.

2.10	Increase in the Facility

(a)

At any time after the date of this Agreement and provided that (i) the amount of the Facility has not then been reduced and (ii) no Default or Event of Default has occurred and is continuing at such time, the Borrower may, by notice to the Agent, request an increase up to $50,000,000 in the amount of the Facility (an "Increase"). The notice must specify the amount of the proposed Increase, which must be a multiple of $25,000,000, provided that the aggregate amount of all Increases made pursuant to this Section 2.10 may not exceed $50,000,000.

(b)

Upon receipt of such notice, the Agent will offer to the Lenders to participate in the Increase pro rata to their Commitments and the Lenders shall have 15 days to accept or decline to participate in such Increase. If some but not all of the Lenders accept the offer, then the Agent will offer to the Lenders who have then accepted a portion of the Increase to participate in the remaining unaccepted portion of the Increase pro rata to the Commitments of such Lenders and such accepting Lenders shall have 15 days to accept or decline to further participate in such Increase. If after such offers, any portion of the Increase remains unaccepted, then Agent shall have the right to offer such unaccepted portion of the Increase to Persons who are not Lenders (provided that such Persons shall be acceptable to the Borrower, acting reasonably), which Persons shall have 30 days to accept or decline to participate in such Increase. A Lender or Person, as applicable, will be deemed to have declined to participate in one of the foregoing offers if the Agent has not received a confirmation of acceptance from such Lender or Person within the applicable delay for responding thereto.

(c)	If offers made pursuant to Section 2.10(b) have been accepted, the Agent, the Borrower and the Persons who have accepted such offers will execute an amendment to this Agreement:

(i)

providing that each Person who has accepted to participate in the Increase will have a Commitment under the Facility equal to the amount of its participation in the Increase (or an additional Commitment equal to such amount in the case of a Person who is already a Lender); and

(ii)	containing such other provisions as may be necessary to give effect to the Increase, any required corresponding changes to the Security Documents and the delivery of legal opinions.

(d)

For greater certainty, nothing in this Section is intended to commit any Lender to participate or the Agent to arrange for a participation in an Increase. Notwithstanding any other provision of this Agreement, an amendment agreement giving effect to an Increase will not require the consent of Lenders other than those participating in the Increase.

(e)

An upfront fee calculated on the principal amount of the applicable Increase will be payable by the Borrower to the Agent for distribution among the Lenders participating in the Increase pro rata to their Commitments under the Increase. The amount of such upfront fee shall be consistent with prevailing market rates at the time of granting of such Increase.

2.11	Extension of the Maturity Date

(a)

The Borrower may request that the then current Maturity Date be extended for a one year period by delivering to the Agent a written notice to that effect between the 120th and the 90th day prior to each of the first and second anniversary date of this Agreement. If all the Lenders agree, in their discretion, to the extension request within 60 days from the receipt of such notice, the Agent will notify the Borrower of same and the then current Maturity Date will be extended accordingly. Subject to Section 2.11 (b), unless all Lenders agree to the extension request within said 60-day period, the Maturity Date will not be extended.

(b)

If a group of Lenders whose Commitments amount in the aggregate to more than 66⅔% (but less than 100%) of the Facility have agreed to an extension of the Maturity Date within the 60-day period specified in Section2.11(a), the Agent will notify the Borrower of same together with specifying the names of the Lenders who have not provided their consent (the "declining Lenders"). After receipt of such notice and for a period of 30 days, the Borrower will be entitled to exercise any of the following options (or a combination of them):

(i)

the Borrower may require that each such declining Lender assign its rights under the Facility to another Person who has agreed to assume the Commitment of such declining Lender and to consent to the extension, provided that no such assignment and assumption will be effective unless Section 2014 is complied with and the consideration payable to such declining Lender for the assignment includes all amounts owed to such declining Lender in respect of the Facility (plus breakage costs, if any) and is paid to the latter by the assignee; and

(ii)

the Borrower may cancel in its entirety the Commitment of each declining Lender provided that no such cancellation will be effective unless all amounts owed to such declining Lender in respect of the Facilities (including breakage costs, if any) are paid to it.

(c)

If the Commitments of all declining Lenders have been assumed or cancelled in accordance with Section 2.11 (b) within the period of time therein specified, the Agent will notify the Lenders of same and the Maturity Date will be extended for a period of one year from the date of the then current Maturity Date. However, if the Commitments of all declining Lenders have not been assumed or cancelled in accordance with Section 2.11 (b) within such period of time, the then current Maturity Date will not be extended and the Agent will notify the Borrower and the Lenders of same.

3 -ACCEPTANCES

3.1	Period and Amounts

Acceptances:

(a)	are for periods of one, two, three or six months, but must mature on a date which is a Business Day and which is no later than the Maturity Date;

(b)	are denominated in Dollars, with a minimum of $1,000,000 per issue, provided that the Agent may round each Lender's allocation of such issue to the nearest $100,000 increment;

(c)	constitute outstanding Borrowings for their face amount;

(d)	do not bear interest nor carry any days of grace; and

(e)	may be discounted by the Lenders for their own account or may be sold to third parties.

3.2	Disbursement

(a)	The amount to be disbursed to the Borrower with respect to Acceptances discounted by the Lenders is the Discounted Proceeds of such Acceptances, less the applicable Acceptance fee;

(b)

In the case of an issue of Acceptances for the purposes of replacing existing Borrowings, the Borrower must, concurrently with such issue, pay to the Agent an amount equal to the aggregate amount of the Borrowings so replaced. The amount so paid to the Agent will be applied to the portion of the Borrowings which have been replaced by such Acceptances.

3.3	Power of Attorney

(a)

Upon any issue of Acceptances, each Lender is authorized to sign, complete, endorse and deliver on behalf of the Borrower the Acceptances to be issued and to do all things necessary or useful in order to facilitate such issuance. The Agent is also authorized to make the necessary arrangements for the negotiation and delivery of Acceptances intended to be sold on the money market;

(b)

In the case of the issue of an Acceptance by way of a promissory note to the order of a Lender who does not customarily accept banker's acceptances (as provided in paragraph (b) of the definition of Acceptances), the Borrower will be deemed to have issued the corresponding note to such Lender, without the necessity of execution and delivery of any physical note.

3.4	Depository Bills

A Lender who accepts Acceptances that are "depository bills" within the meaning of the Depository Bills and Notes Act (Canada) may deposit same with the CDS Clearing and Depository Services Inc. ("CDS") and such Acceptances may be dealt with in accordance with the rules and procedures of CDS.

3.5	Availability

The availability of Acceptances is subject to funds being available for such purpose in the Canadian money market and, with respect to any Lender, such Lender not having advised the Agent and the Borrower that the Discount Rate is less than its effective funding cost for Acceptances issued hereunder and intended to be sold on the Canadian money market; the Agent will notify the Borrower if Acceptances cease to be so available as well as when availability resumes. For so long as Acceptances are not available with any particular Lender, Borrowings with such Lender that otherwise would have been made by way of Acceptances will be made by way of Prime Rate Loans. The Borrower must ensure that no more than five different issues of Acceptances are outstanding at any time.

4 - LIBOR LOANS

4.1	Amounts and Periods

(a)	Libor Loans may be obtained for periods of one, two, three or six months, but must mature on a Business Day which is not later than the Maturity Date;

(b)	Libor Loans must be in multiples of US$100,000, with a minimum amount of US$1,000,000 per Borrowing; and

(c)	The Borrower must ensure that no more than 5 different Borrowings by way of Libor Loans are outstanding at any time.

4.2	Changed Circumstances

If a Lender determines that:

(a)	it is unable to obtain US Dollars in the London inter-bank market,

(b)

a law, regulation, administrative decision or guideline, or a Court decision has made it unlawful or prohibits such Lender from making or maintaining Libor Loans, or has imposed costs or constraints on such Lender that do not exist on the date hereof in respect of Libor Loans, or

(c)	Libor is less than its effective funding cost for making or maintaining Libor Loans,

the affected Lender may so notify the Agent and the Borrower and no new Borrowing by way of Libor Loans, no conversion into Libor Loans and no renewal of Libor Loans may be made with such Lender from the date of the notice until the cause of such determination has ceased to exist. In any such case, Borrowings with such Lender that otherwise would have been made by way of Libor Loans will be made by way of US Base Rate Loans.

5 - LETTERS OF CREDIT

5.1	Availability

Letters of Credit will be issued by the Issuing Lender in Dollars, US Dollars or any other freely tradable currency acceptable to the Issuing Lender, for such transactions and on such terms and conditions as are mutually agreed upon between the Borrower and the Issuing Lender and are not inconsistent with the provisions of this Aliicle 5. Letters of Credit are available only up to an aggregate outstanding amount (expressed in Dollars) at any time not exceeding $10,000,000.

5.2	Issuance of Letters of Credit

The Borrower may from time-to-time request that the Issuing Lender issue or amend a Letter of Credit by delivering to the Issuing Lender and the Agent a Letter of Credit request in the form reasonably satisfactory to the Issuing Lender and the Agent, which may consist of the Issuing Lender's standard issuance form, and such other certificates, documents and other papers and information as the Issuing Lender may reasonably request, each completed to the satisfaction of the Issuing Lender. Any such Letter of Credit request must be received by the Agent and the Issuing Lender by no later than 10:00 a.m., one (1) Business Day prior to the date such Letter of Credit is to be issued or amended, or such other time as previously agreed between the Issuing Lender, the Agent and the Borrower.

5.3	Maturity of Letters of Credit

No Letter of Credit may be issued for a period in excess of one year. No Letter of Credit may have at any time a term that extends beyond the Maturity Date.

5.4	Borrowings

(a)	Any Letter of Credit constitutes from the date of its issue an outstanding Borrowing in a principal amount equal to the maximum amount of the obligation of the Issuing Lender thereunder;

(b)

For greater certainty, if for any reason Letters of Credit are outstanding on the Maturity Date or on any other date the Borrowings hereunder become due, the aggregate amount of such outstanding Letters of Credit will be included in the Borrowings to be repaid on any such date. However, if any such Letter of Credit expires or is cancelled without having been drawn, the amount repaid in respect of same will be reimbursed to the Borrower but only after performance of all other obligations of, and payment of all other amounts due and payable by, the Credit Parties under the Credit Documents.

5.5	Payments under Letters of Credit

If any amount paid by the Issuing Lender under a Letter of Credit is not repaid to the Issuing Lender on the day such amount is paid and in the same currency, said amount will constitute, as of the date of payment, a Prime Rate Loan except that the amount paid will constitute a US Base Rate Loan if the payment is made in US Dollars. Any such loan will be allocated among the Lenders pro rata to their respective Commitments under the Facility. Each Lender must fund such loan by remitting to the Agent (for the account of the Issuing Lender) the amount of its share of such loan. The provisions of Section 2.7 will apply in the event of non-disbursement by a Lender.

5.6	Currency Conversion

Any amount that constitutes a loan pursuant to Section 5.5 and which was paid by the Issuing Lender in a currency other than the currency of the loan resulting from the payment will be converted into the currency of such loan on the date of payment.

5.7	Indemnity

The Borrower will pay all reasonable costs incurred and indemnify the Agent, the Issuing Lender and the Lenders in respect of any cost, loss or damage incurred or suffered by them in connection with Letters of Credit or litigation relating thereto (including proceedings to restrain the Issuing Lender from making or to compel it to make a payment), including legal fees and other out-of-pocket costs of litigation, except for any cost, loss or damage resulting from the wilful misconduct or gross negligence of the Agent, the Issuing Lender or the Lenders.

5.8	I.C.C. Rules

Unless otherwise provided in this Agreement or in any agreement relating to their issue, Letters of Credit are governed by the International Standby Practices ISP98 (I.C.C. Publication 590).

6 - FEES AND INTEREST

6.1	Agency Fee

The Borrower must pay to the Agent, for its own account, annual agency fee in an amount agreed to between the Borrower and the Agent prior to this Agreement.

6.2	Other Fees

The Borrower must pay to the Agent or the Lenders, as the case may be, the other fees agreed on pursuant to separate agreements, for distribution as provided in such agreements, including, without limitation, the upfront fee provided for in that certain commitment letter dated September 15, 2014 between National Bank Financial Inc., National Bank of Canada and the Borrower.

6.3	Letter of Credit Fees

The Borrower must pay a fee for each Letter of Credit. The fee will be at an annual rate equal to the Applicable Rate, calculated on the face amount of each such Letter of Credit for the number of days included in the period of same subject to a minimum of $250. Any such fee must be paid to the Agent quarterly in arrears on the first Business Day of the following quarter for distribution to the Lenders pro rata to their Commitments. Concurrently with the payment of any such fee, the Borrower must also pay to the Agent, for the account of the Issuing Lender, a fronting fee at an annual rate equal to 0.25%, calculated as aforesaid. For greater certainty, the rate of the fronting fee will be zero for any day where there is only one Lender hereunder.

6.4	Administrative Charges with respect to Letters of Credit

The Borrower must pay to the Issuing Lender administrative charges in connection with Letters of Credit at the rates and on the terms generally applicable to the other customers of the Issuing Lender.

6.5	Standby Fee

(a)

The Borrower must pay to the Agent, for distribution to the Lenders, a standby fee on the unused portion of the Facility during its availability period. The standby fee will be calculated daily at an annual rate equal to the Applicable Rate. The standby fee will be payable monthly in arrears on the first Business Day of the following month.

(b)	The Standby fee will be distributed to the Lenders pro rata to their respective Commitments.

6.6	Acceptance Fees

Upon the issue of any Acceptance, the Borrower must pay to the relevant Lender (or to the Agent for the account of such Lender) an acceptance fee at an annual rate equal to the Applicable Rate. The acceptance fee will be calculated on the face amount of the applicable Acceptance and for the number of days included in the period of same.

6.7	Interest on Prime Rate Loans

Prime Rate Loans bear interest at the Prime Rate in effect from time to time, plus the Applicable Margin. The interest is payable monthly in arrears on the first Business Day of the following month.

6.8	Interest on US Base Rate Loans

US Base Rate Loans bear interest at the US Base Rate in effect from time to time, plus the Applicable Margin. The interest is payable monthly in arrears on the first Business Day of the following month.

6.9	Interest on Libor Loans

Each Libor Loan bears interest at the Libor applicable to each such loan, plus the Applicable Margin. The interest is payable at the maturity of the period of the loan or, if the period of such loan is more than three months, at 3-month intervals during the period of the loan.

6.10	Calculation of Interest Rates

(a)

Interest rates and fees calculated at the Applicable Margins or Rates are annual rates and are calculated daily on the basis of a 365-day year, except for (i) Libor Loans, and (ii) US Base Rate Loans when the "federal funds effective rate" applies, where in each case rates are calculated on the basis of a 360-day year.

(b)

For the purposes of the Interest Act (Canada) only, the annual rate of interest equivalent to a rate otherwise calculated under this Agreement is equal to the rate so calculated multiplied by the actual number of days included in a given year and divided by 365 days (or by 360 days, in the case of a rate calculated on the basis of a 360-day year).

6.11	Interest on Arrears

(a)

Any amount (in principal, interest or otherwise) which is not paid when due will bear interest at the Prime Rate in effect from time to time, plus the Applicable Margin increased by 2%, in the case of an amount to be paid in Dollars, and at the US Base Rate in effect from time to time, plus the Applicable Margin increased by 2%, in the case of an amount to be paid in US Dollars.

(b)	Interest on arrears is compounded monthly and is payable on demand.

7 - REPAYMENT, PREPAYMENT AND CANCELLATION

7.1	Repayment of the Facility

The Borrower must repay in full the outstanding Borrowings under the Facility and pay all other amounts owing under such facility on the Maturity Date.

7.2	Mandatory Prepayments

(a)

On the third Business Day following the receipt by the Borrower of any net cash proceeds from any disposition of assets (other than proceeds from the disposition of inventory and marketable securities in the ordinary course) to any Person or of any proceeds of insurance covering the loss of or damages to assets, the Borrower must:

(i)	notify the Agent of same; and

(ii)	make a prepayment on the outstanding Borrowings under the Facility in an amount equal to such net cash proceeds less:

(x)	in the case of insurance proceeds, the portion of same specified in the notice that has been reserved by the Borrower to be used by the Borrower to repair or replace the lost or damaged assets; and

(y)

the portion of same specified in the notice that the Borrower elects to exclude from the prepayment (provided that the aggregate of all amounts so excluded must not exceed $2,000,000 in any financial year).

(b)

If any amount reserved for the repair or replacement of assets in accordance with Section 7.2(a)(ii) has not been used for such purposes within a 90-day period from the receipt of the related proceeds, then the Borrower must promptly give notice thereof to the Agent and make a prepayment on the outstanding Borrowings under the Facility up to such amount.

(c)

The Borrower must repay in full the outstanding Borrowings under the Facility upon termination or rescission of the Metal Purchase Agreement relating to the Canadian Malartic Mine operated by Canadian Malartic GP and the Facility shall be permanently canceled.

7.3	Optional Prepayments

(a)

The Borrower may at any time make optional prepayments on outstanding Borrowings under the Facility without affecting the right of the Borrower to re-borrow under the Facility up to its maximum available amount.

(b)	The notice and minimum amount requirements of Section 2.5 apply to any optional prepayment.

(c)

No optional prepayment may be made in respect of Acceptances or Libor Loans before the maturity date of their respective periods unless all applicable breakage costs are paid by the Borrower concurrently with such prepayment.

7.4	Exchange Rate Fluctuations

If, at any time, due to fluctuations in the rate of exchange of a currency against another currency, the outstanding amount of the Borrowings under the Facility, expressed in Dollars, exceeds the then maximum amount of the Facility, expressed in Dollars, the Borrower must pay to the Agent, three Business Days following a demand to that effect, the amount of such excess. However, no such demand will be made as long as the excess is not more than 2%.

8 - PLACE AND CURRENCY OF PAYMENT

8.1	Payments to the Agent

Unless otherwise provided or agreed between the Borrower and the Agent, (i) all payments to be made by the Borrower must be made to the Agent at the Branch of Account, and (ii) all payments made to the Agent will be deemed to have been made to the Agent for the rateable benefit of the applicable Lenders. Any payment due by the Borrower may be charged to an account maintained by the Borrower with the Agent.

8.2	Time of Payments

Any payment that is due on a day that is not a Business Day may be made on the next Business Day but will bear interest until received in full. All payments must be made in funds which are immediately available on the date on which payment is due.

8.3	Currency of Payments

Unless otherwise provided, (i) all amounts owing under any Borrowing are payable in the currency of such Borrowing, (ii) Letter of Credit fees are payable in Dollars, except that any such fee owing as a result of a Letter of Credit issued in US Dollars is payable in US Dollars, (iii) standby fees are payable in Dollars and (iv) all other amounts are payable in Dollars.

8.4	Judgment Currency

If a judgment is rendered against the Borrower for an amount owed hereunder and if the judgment is rendered in a currency ("other currency") other than that in which such amount is owed under this Agreement ("currency of the Agreement"), the Borrower will pay, if applicable, at the date of payment of the judgment, an additional amount equal to the excess (i) of the said amount owed under this Agreement, expressed into the other currency as at the date of payment of the judgment, over (ii) the amount of the judgment. For the purposes of obtaining the judgment and making the calculation referred to in (i), the exchange rate will be the spot rate at which the Agent, on the relevant date, may in Montréal, sell the currency of the Agreement to obtain the other currency. Any additional amount owed under this Section will constitute a cause of action distinct from the cause of action which gave rise to the judgment, and said judgment shall not constitute res judicata in that respect.

8.5	Payments Net of Taxes

If the Borrower, the Agent or any Lender is compelled by law to make any withholding or deduction due to any tax or if a Lender is liable to pay tax in respect of any payment due or made by the Borrower, the Borrower must pay to the Agent or such Lender such additional amount as may be necessary in order that the payment actually received be equal to the payment which otherwise would have been received in the absence of such withholding or deduction or tax (including in the absence of any additional withholding or deduction or tax in respect of any additional amount payable pursuant to this Section). However, this Section 8.5 will not apply in respect of a tax on the overall net income or capital of a Lender and is also subject to Section 20.4(f) .

9 - CONDITIONS PRECEDENT

9.1	Conditions Precedent to the Effectiveness of this Agreement

This Agreement will become effective on the date (the "Effective Date") at which the Agent will confirm to the Lenders and the Borrower that the following conditions precedent have been fulfilled to the satisfaction of the Agent and Lenders:

(a)	completion of the Agent and the Lenders' due diligence review of the Credit Parties' business, operations, material contracts, collateral, tax, accounting, legal, environmental and regulatory matters;

(b)	the Agent and the Lenders must have received, in form and substance satisfactory to them, each of the following documents:

(i)	a copy of this Agreement and the Security Documents (other than those required to be delivered pursuant to Section 9.2(e)) executed by all parties thereto;

(ii)	a recent certificate of status or good standing for the Borrower and each Guarantor;

(iii)

an officer's certificate of the Borrower and each Guarantor together with their constitutive documents and by-laws and a resolution of their board of directors evidencing the authority of the Persons acting on behalf of each such Person;

(iv)	a compliance certificate in the form of Schedule "C" showing compliance, as of September 30, 2014, with the financial covenants set out in Article 14;

(v)	a copy of the Corporate Structure Chart as at the Effective Date;

(vi)	Lien searches pertaining to the Borrower and the Guarantors;

(vii)

all documentation and other information about the Borrower and the Guarantors determined by the Agent and the Lenders to be required under all applicable "know your customer" (including anti-money laundering, anti-corruption, anti-bribery, anti-terrorism, corruption, sanctions and trading with the enemy) laws, sanctions, measures, regulations and rules in effect in all applicable jurisdictions ("ABTL Laws") that have been reasonably requested in writing not less than five Business Days prior to the Effective Date by the Agent or any Lender; and

(viii)

legal opinions addressed to the Agent and the Lenders from counsel to the Borrower and the Guarantors and counsel to the Agent, relating to such matters as the Agent and the Lenders may reasonably require; and

(c)	all fees and expenses owing by the Borrower to the Agent, the Lenders and their counsels as at the Effective Date have been or will be paid on such date.

9.2	Conditions Precedent to All Borrowings

The Borrower will be entitled to request Borrowings hereunder upon receipt of the following documents, in each case to the satisfaction of the Lenders:

(a)

a notice of borrowing in the form of Schedule "B" indicating the amount and type of the requested Borrowing and confirming that the representations and warranties set forth in Article 11 continue to be true and correct in all material respects and that no Default has occurred and is continuing or would occur as a result of the requested Borrowing or the related Acquisition or Investment, as applicable;

(b)

a compliance certificate in the form of Schedule "C" showing compliance, as of the date of the requested Borrowing, with the financial covenants set out in Article 14 pro forma giving effect to the Acquisition or Investment, as applicable, relating to the requested Borrowing;

(c)

a certificate from the chief financial officer of the Borrower (i) confirming the amount of cash on hand available to the Credit Parties as at the date of the requested Borrowing (i) describing the sources and uses of funds for the proposed Acquisition or Investment, as applicable and (iii) confirming that the proposed Acquisition or Investment, as applicable, relating to the requested Borrowing constitutes a Permitted Acquisition or a Permitted Investment, as applicable;

(d)	satisfactory evidence that the Acquisition or Investment, as applicable, will close substantially concurrently with the requested Borrowing; and

(e)	in respect of the initial Borrowing, copies of:

(i)	the account control agreements required pursuant to Section 10.2(b);

(ii)	the agreement in respect of the metal inventory required pursuant to Section 10.4(b);

(iii)	the Acknowledgment and Consent Agreements required pursuant to Section 10.5(b).

9.3	Conditions Precedent to all Conversions and Renewals

The Borrower may not convert or renew any Borrowing:

(a)	if the Agent has not received timely notice of such conversion or renewal; or

(b)	if a Default is in existence or would occur as a result of such conversion or renewal.

Each notice of the renewal or conversion of a Borrowing constitutes a certification by the Borrower that no Default has occurred and is continuing or would occur after giving effect to such renewal or conversion.

9.4	Waiver of Conditions Precedent

The conditions precedent provided for in this Article are for the sole benefit of the Agent and the Lenders. The Agent and the Lenders may waive such conditions precedent, in whole or in part, with or without conditions, without prejudice to any other or future rights that they might have against the Borrower and any other Person.

9.5	Early Termination of this Agreement

If all of the conditions precedent provided in Section 9.1 have not been fulfilled or waived on or before November 28, 2014, this Agreement will not come into effect.

10 - SECURITY

10.1	Guarantees

(a)

Each Material Subsidiary of the Borrower must guarantee in favour of the Agent and the Lenders the performance of all of the obligations of the Borrower under the Credit Documents and Hedging Agreements with Lenders. In addition to the Material Subsidiaries, the Borrower shall cause additional Subsidiaries (such additional Subsidiaries, together with the Material Subsidiaries, the "Guarantors") to guarantee in favour of the Agent and the Lenders the performance of all of the obligations of the Borrower under the Credit Documents and the Hedging Agreements with Lenders as are required to ensure that at all times (i) the aggregate EBITDA of the Borrower and the Guarantors represent at least 85% of the Borrower's consolidated EBITDA, and (ii) the aggregate revenues of the Borrower and the Guarantors represent at least 83% of the Borrower's consolidated revenues.

(b)	As of the date of this Agreement, there are no Guarantors.

(c)	The Borrower must also guarantee in favour of the Agent and the Lenders all of the obligations of the other Credit Parties under Hedging Agreements.

10.2	Security over Assets

(a)

To secure the performance of the obligations of the Borrower under the Credit Documents and the Hedging Agreements made with Lenders, the Borrower and each Guarantor must provide in favour of the Agent and the Lenders security over all of their assets, tangible and intangible, present and future, including their assets consisting of shares or other ownership interests in any Credit Party.

(b)

On or prior to the date of the initial Borrowing hereunder, the Borrower and each Guarantor must also enter into account control agreements in respect of securities accounts of the Credit Parties maintained with brokers other than the Agent.

10.3	Shares in Subsidiaries

(a)

The Borrower and each Guarantor who owns Capital Stock in Credit Parties must ensure, to the extent permitted by law, that such Capital Stock is evidenced by certificates and must deliver all such certificates to the Agent for the purposes of the Security.

(5)

The provisions of Section 10.3(a) must be complied with, as regards (i) Capital Stock in future Credit Parties, or (ii) Capital Stock in existing Credit Parties issued after the Effective Date, in each case within 30 days from the date of acquisition of such shares or interests.

10.4	Non-Disturbance Agreements

(a)

The Borrower must cause each landlord or bailee of any premises used to store metal inventory of any Credit Party (i) to acknowledge that the rights of the applicable Credit Party with respect to such premises are subject to the Security and may be transferred in the course of enforcement of the Security, and (ii) to covenant that it will grant to the Agent access to the premises in connection with a realization of the Security and upon termination of the underlying lease, bailee agreement or related agreement.

(b)

The provisions of Section 10.4(a) must be complied on or prior to the date of the initial Borrowing hereunder as regards premises that are used to store metal inventory of any Credit Party as at the Effective Date and, as regards future premises, prior to such date the relevant premises are used to store metal inventory of any Credit Party.

10.5	Acknowledgment and Consent Agreements

(a)

The Borrower must cause each counterparty to each Metal Purchase Contract to enter into an acknowledgment and consent agreement (an "Acknowledgment and Consent Agreement") with the Agent and the applicable Credit Party in form and substance satisfactory to the Agent, each such Acknowledgment and Consent Agreement to provide for, inter alia, (i) an acknowledgement by such counterparty that the Security charges the rights of the applicable Credit Party under the relevant Metal Purchase Contract in favour of the Agent and that the Agent is entitled to assign such rights to it or any other Person designated by it in connection with the realization of the Security, (ii) a right of the Agent to substitute itself to the applicable Credit Party under the relevant Metal Purchase Contract in order to perform the obligations of such Credit Party thereunder or to cure a default thereunder, and (iii) any other provision or right which may be reasonably requested by the Agent.

(b)

The Borrower shall deliver to the Agent on or prior to the date of the initial Borrowing hereunder an Acknowledgment and Consent Agreement in respect of each of the Metal Purchase Contract listed in Schedule "D". As regards each Metal Purchase Agreements entered into after the Effective Date, the Borrower shall deliver to the Agent an Acknowledgment and Consent Agreement in respect thereof within 60 days of the execution of the applicable Metal Purchase Contract.

10.6	Insurance

The Borrower will cause the Agent (or its representative) to be named as loss payee and additional insured on all insurance policies relating to the assets covered by the Lenders' security. Each policy covering immovable property and equipment must contain a "mortgage clause''. The Borrower must furnish to the Agent evidence that the insurance coverage required pursuant to Section 12.1 (f) is in effect. The Borrower must forthwith give the Agent notice of any material loss.

10.7	Credit Card and Transfer and Deposit Obligations

The guarantees, the security, the non-disturbance agreements, acknowledgment and consent agreements and the loss payee designations contemplated in Sections 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6 (collectively, the "Security") will also secure the obligations of any Credit Party to any Lender (i) under credit card agreements between such Lender and any Credit Party (hereafter, "credit card obligations") and (ii) under or arising from the execution or processing of transfer of funds (electronic or otherwise) to or from accounts of any Credit Party with such Lender, or from the acceptance for deposit or the honouring by such Lender of any cheque, payment instruction or other item, or from any cash management service provided by such Lender (hereafter, "transfer and deposit obligations").

10.8	Hedging and Credit Card Agreements

(a)

The Agent will act as agent for the Lenders in their capacity as counterparties under the Hedging Agreements with any Credit Party (hereafter, the "hedging creditors"), as creditors under credit card obligations (hereafter, the "credit card creditors") and as creditors under transfer and deposit obligations (hereafter, the "cash management creditors"), in each case, for all purposes of the Security Documents, including the enforcement thereof. For such purposes, the provisions of Articles 17, 18 and 19 (adapted accordingly) will also apply to the hedging creditors, the credit card creditors and the cash management creditors. However, until termination and repayment in full of the Facility, the claims of the hedging creditors, the credit card creditors and the cash management creditors will not be taken into account in any situation where a decision regarding the Security has to be made by the Lenders, including any enforcement or release thereof;

(b)

The rights of the Lenders, the hedging creditors, the credit card creditors and the cash management creditors under the Security will rank pari passu. Any proceeds of realization of the Security to be distributed to the hedging creditors, the credit card creditors and the cash management creditors will be allocated among them pro rata to their claims (irrespective of the dates of the related agreements);

(c)

Each hedging creditor will calculate its claim under any Hedging Agreement in accordance with normal market practices (using the mark-to-market method whenever applicable) and after giving effect to any close-out, netting arrangement or right of set-off provided by contract or permitted by law;

(d)

The Hedging Agreements, credit card obligations and transfer and deposit obligations secured by the Security will consist of Hedging Agreements, credit card obligations and transfer and deposit obligations made or incurred at a time when the creditor thereof is (or was) a Lender. For greater certainty, the Security (to the extent not released by the Lenders) will continue to secure the obligations of the Credit Parties to any such creditor under such agreements or obligations after termination and repayment in full of the Facility or after such hedging creditor, credit card creditor or cash management creditor has ceased to be a Lender;

(e)	None of the Credit Parties will enter into any Hedging Agreement for speculative purposes, whether or not in favour of a hedging creditor;

(f)

The Agent will be entitled at any time to assume that the only Lenders with a hedging creditor, credit card creditor or cash management creditor status are those who have notified the Agent of such status prior to such time.

10.9	Validity of the Security and Contents of Security Documents

The Security must be perfected and first-ranking (subject to Permitted Liens) at all times with respect to all property intended to be covered thereby. Each Security Document must be in form and substance satisfactory to the Agent and remain valid and in force at all times. The Security Documents will include such legal opinions, search results and certificates as the Agent may reasonably require.

11 - REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants that:

11.1	Corporate Existence and Capacity

Each of the Credit Parties:

(a)	is a Person duly constituted and organized, validly existing and in good standing under the laws of the jurisdiction of its constitution;

(b)	has all requisite corporate or other power necessary to own its assets and carry on its business as now being or as proposed to be conducted; and

(c)

is qualified to do business and is in good standing in all jurisdictions in which the nature of the business conducted by it makes such qualification necessary and where failure to so qualify could have a Material Adverse Effect.

11.2	Authorization and Validity

Each Credit Party has all necessary power, authority and legal right to execute, deliver and perform its obligations under the Credit Documents to which it is a party, has duly authorized by all necessary action the execution, delivery and performance of its obligations under such Credit Documents and has duly and validly executed and delivered the Credit Documents to which it is a party. The obligations of each Credit Party under the Credit Documents to which it is a party constitute legal, valid and binding obligations of such Credit Party.

11.3	No Breach

The execution and delivery of the Credit Documents and the performance by the Credit Parties of their respective obligations thereunder will not conflict with, result in a breach of or require any consent under (i) the constitutive documents or by-laws of any Credit Party, (ii) any Metal Purchase Contract or any other material agreement to which a Credit Party is a party or by which it is bound, or (iii) in any material respect, under any applicable law or regulation, or any order, writ, injunction or decree of any court or governmental authority or agency or any agreement or instrument to which any Credit Party is a party or by which it or any of its property is bound.

11.4	Approvals

Except for filings or registrations required to perfect the Security, no authorization, approval or consent of, nor any filing or registration with, any governmental or regulatory authority or agency, is necessary for the execution, delivery or performance by each Credit Party of the Credit Documents to which it is a party or to ensure the legality, validity or enforceability thereof.

11.5	Compliance with Laws and Permits

Each of the Credit Parties is in compliance in all material respects with all laws and regulations applicable to it and its business and assets, including Environmental Laws and ABTL Laws. Each of the Credit Parties holds all material permits, licenses, approvals, consents and other authorizations required under all such laws and regulations to own its assets and to carry on its business as now being or as proposed to be conducted.

11.6	Title to Assets

The property and assets of the Credit Parties, taken as a whole, are not subject to title defects or restrictions which could materially and adversely impair their value or normal use. The Credit Parties own or have rights of use for all property and assets (including intellectual property) necessary to carry on their businesses.

11.7	Litigation

There are no legal or arbitration or grievance proceedings, or any proceedings by or before any governmental or regulatory authority or agency, or to the best of its knowledge any claim or investigation by any such authority or agency or under Environmental Laws, or any labour dispute or unfair labour practice complaint, now pending or threatened against any of the Credit Parties or any of their properties or rights that, if adversely determined, could have a Material Adverse Effect.

11.8	No Default

No Default has occurred and is continuing.

11.9	Solvency

Each of the Credit Parties is solvent.

11.10	Taxes

Each of the Credit Parties has filed all income tax returns and all other material tax returns and paid all taxes material in their amount that are required to be filed or paid by them, except for any such taxes the payment of which is being contested in good faith and by proper proceedings and against which adequate reserves are being maintained. The charges, accruals and reserves on the books of the Credit Parties in respect of taxes and other governmental charges are adequate.

11.11	Pension Plans

Each of the Credit Parties is in compliance with its obligations under any employee benefit plan or pension plan applicable to it.

11.12	Restriction on Payments

None of the Credit Parties is subject to any law, regulation, agreement or legal impediment that prohibits, restricts or imposes any condition upon the ability of a Credit Party to pay Distributions or to make or repay loans or advances, except for laws of general application providing that the declaration or payment of Distributions by a Person is subject to such Person being in compliance with solvency tests or other similar requirements.

11.13	Metal Purchase Contracts

Schedule "D" contains a list of all Metal Purchase Contracts to which the Credit Parties are party to or bound by as at the date of this Agreement. Each such Metal Purchase Contract is in full force and effect and constitutes a legal, valid and binding agreement, enforceable against the applicable Credit Party and against each other party thereto by the parties to such Metal Purchase Contract in accordance with its terms subject to standard enforceability qualifications. No Credit Party nor, to the knowledge of the Credit Parties, any other party to any such Metal Purchase Contract, is in violation or breach of, or in default under, nor has there occurred an event or condition that with the passage of time or giving of notice (or both) would constitute a default under, or permit the termination of, any such Metal Purchase Contract, except where such breaches or defaults are not, individually or in the aggregate, material.

11.14	Corporate Structure Chart

The Corporate Structure Chart delivered pursuant to Section 9.1(b)(v) contains a complete and correct list of all Subsidiaries of the Borrower and indicates (i) the jurisdiction of organization of each such entity, (ii) each Person holding ownership interests in each such entity, (iii) the nature of the ownership interests held by each such Person and the percentage of ownership represented by such ownership interests, (iv) the jurisdiction of the location of the registered and chief executive offices of each such Person, (v) the countries of the location of the inventory and other assets of the Borrower and each Guarantor, and (vi) the current name and any prior name (including any pre-merger corporate name) of the Borrower and each of the Guarantors, in each case, as at the date of this Agreement.

11.15	Financial Statements and Financial Year

The annual financial statements of the Borrower most recently delivered to the Agent are complete and correct and fairly present the consolidated financial condition and results of operation of the Borrower as at their stated date, all in accordance with GAAP. None of the Credit Parties has on the date thereof any material contingent liabilities, liabilities for taxes, unusual forward or long-term commitments or unrealized or anticipated losses from any unfavorable commitments that have not been disclosed in writing to the Agent and the Lenders. The financial year of each of the Credit Parties ends on December 31 of each year.

11.16	No Material Change

There has been no Material Adverse Change since June 30, 2014.

11.17	True and Complete Disclosure

The information, reports financial statements and documents furnished or to be furnished by or on behalf of the Credit Parties to the Agent or any Lender in connection with the negotiation, preparation, execution, delivery or performance of the Credit Documents, when taken as a whole, do not and will not contain any untrue statement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

11.18	Canadian Malartic NSR

To the best of the Borrower's knowledge, after due inquiry, (i) there is no Excluded Property (as such term is defined in the Canadian Malartic NSR) and (ii) the Borrower's entitlement to the Royalty and obligations of the Owner (as such term is defined in the Canadian Malartic NSR) under the Canadian Malartic NSR are not subject to any Third Party Agreement and there is no Affected Property (in each case as such term is defined in the Canadian Malartic NSR).

11.19	Canadian Exploration Properties NSR

To the best of the Borrower's knowledge,

(a)	there is no Excluded Property (as such term is defined in the CEP NSR), except for:

(i)	patented claim L2029 located in the Lebel Township and forming part of the Rand Ross Property listed under item "xxiv" of the Kirkland Properties attached as Schedule "A" to the CEP NSR; and

(ii)	the Skead Mcgregor Property listed under item "xxvii" of the Kirkland Properties attached as Schedule "A" to the CEP NSR;

(b)

as of the date of this Agreement, the Borrower is not aware of any fact to the effect that its entitlement to the Royalty and the obligations of the Owner (as such term is defined in the CEP NSR) are subject to any Third Party Agreement and or that there is any Affected Property (in each case as such term is defined in the CEP NSR).

12 - AFFIRMATIVE COVENANTS

12.1	General Covenants

The Borrower will, and will cause each of the other Credit Pmiies to:

(a)	Legal Existence- preserve and maintain its legal existence and all of its material rights, privileges, licenses and franchises, subject however to Section 13.3;

(b)

Legal Compliance - comply with the requirements of all laws and regulations applicable to it and its business and assets (including Environmental Laws) and with all orders of governmental or regulatory authorities which, if not complied with, could have a Material Adverse Effect; and comply with the requirements of all ABTL Laws in all respects;

(c)

Payment of Taxes - pay and discharge all taxes, assessments and governmental charges or levies imposed on it or on its income or profits or on any of its property or assets prior to the date on which penalties or interest attach thereto, except for any such tax, assessment, charge or levy the payment of which is being contested in good faith and by proper proceedings and against which adequate reserves are being maintained;

(d)	Maintenance of Property - maintain all of its properties and assets used or useful in its business in good working order and condition, ordinary wear and tear excepted;

(e)

Material Agreements - perform its obligations under and preserve and maintain in force all agreements to which it is a party that are material to its operations and business, including, for greater certainty but without limitation, the Metal Purchase Contracts;

(f)

Insurance - insure and keep insured its property and assets and maintain civil liability insurance, for such coverage as a prudent administrator would obtain for similar property, assets and businesses and with financially sound and reputable insurance companies;

(g)	Records - keep adequate records and books of account, in which complete entries will be made in accordance with GAAP; and

(h)

Access - permit representatives of the Agent and the Lenders, upon reasonable prior notice and during normal business hours, to examine, copy and make extracts from its books and records, to inspect any of its properties or assets, and to discuss its business and affairs with its officers.

12.2	Use of Proceeds

The Borrower will use the proceeds of the Facility only for the purposes permitted under this Agreement.

12.3	ABTL Laws

Promptly, following a request by any Lender, the Borrower will provide all documentation and other information which such Lender may reasonably request in order to comply with its ongoing obligations under ABTL Laws. The Borrower authorizes any Lender to request and obtain such information from any Person. The Borrower also acknowledges that pursuant to such ABTL Laws each Lender is or may be required to obtain, verify and record information which allows such Lender to identify the Borrower in accordance with said laws.

12.4	Banking Arrangements

The Borrower will, and will cause each of the other Credit Parties to, contract all of their banking arrangements (including, without limitation, bank accounts, credit cards and cash management arrangements) with National Bank of Canada, provided that the Credit Parties may make short term investments of excess cash with other financial institutions.

12.5	Further Assurances

The Borrower will, and will cause each of the other Credit Parties to, cooperate with the Lenders and the Agent and execute such further instruments and documents as the Agent may reasonably request to carry out to its satisfaction the transactions contemplated by the Credit Documents.

12.6	Representations and Warranties

The Borrower will ensure that all representations made in this Agreement are true and correct at all times, except for representations made as of a date expressly stated therein.

13 - NEGATIVE COVENANTS

The Borrower covenants and agrees that:

13.1	Negative Pledge

None of the Credit Parties will create, incur, assume or suffer to exist any Lien on their present and future property or assets except for the Security and Permitted Liens.

13.2	Funded Debt

None of the Credit Parties will create, incur, assume or permit to exist any Funded Debt other than:

(a)	Funded Debt to the Agent and the Lenders under the Credit Documents;

(b)	Funded Debt among the Credit Parties;

(c)

Funded Debt permitted to be secured by Permitted Liens, including for greater certainty but without duplication, Funded Debt resulting from purchase money obligations, capital leases or similar deferred payment arrangements up to an aggregate maximum amount at anytime outstanding of $3,000,000;

(d)	Funded Debt arising from Hedging Agreements or credit card agreements with any Lender; and

(e)

subordinated convertible unsecure debentures issued by the Borrower in a maximum aggregate amount at anytime outstanding of $50,000,000; which limit shall be increased to $100,000,000 to the extent such subordinated convertible unsecure debentures are subscribed solely by Investissement Québec, Caisse de dépot et placement du Québec and/or another Canadian public sector pension investment manager.

13.3	Limitations on Fundamental Changes

None of the Credit Parties will:

(a)

enter into any transaction of merger, consolidation or amalgamation, or liquidate, wind up or dissolve itself, except that any Credit Party (other than the Borrower) may merge or amalgamate with any other Credit Party (other than the Borrower) and any Credit Party may merge or amalgamate with or into the Borrower (provided that the Borrower shall be the continuing or surviving entity) if the following conditions are fulfilled:

(i)	no Default occurs as a result of the merger or amalgamation;

(ii)

the surviving or amalgamated entity executes and delivers to the Agent all such documents as may be necessary or advisable to confirm that such entity is bound as successor of the merging or amalgamating entities by all Credit Documents to which such entities were parties (and in the case of any Security Document, that the related Security continue to be effective and perfected with respect to the assets of such successor entity);

(iii)	the surviving or amalgamated entity is solvent after the merger or amalgamation; and

(iv)

the Agent has been provided with reasonable advance notice of the merger or amalgamation and, prior to or concurrently with the merger or amalgamation, with satisfactory evidence of compliance with the requirements of clauses (i), (ii) and (iii) including such financial information, certificates, documents and legal or other professional opinions as the Agent may reasonably request;

(b)

sell, transfer or otherwise dispose of, in one transaction or a series of related transactions to any Person (in each case, a "disposition"), any property except for the following dispositions (in each case, provided that no Default occurs as a result of the disposition);

(i)	any Permitted Disposition; and

(ii)

any disposition by a Credit Party (other than the Borrower) to another Credit Party, provided that the conditions of paragraph (a) above are fulfilled in the case of a disposition of any material part of the assets of the transferor (to the extent applicable and adapted as if the disposition were a merger and the transferee were the surviving entity) and provided further that if the disposition relates to substantially all of the property or assets of the transferor, the latter may wind-up or dissolve itself after completion of such disposition; or

(c)	carry on any business, directly or indirectly, other than the businesses currently carried on by the Credit Parties and activities ancillary or reasonably related thereto.

13.4	Investments

None of the Credit Parties will make any Investment other than (i) Permitted Investments (provided, however, that where the aggregate amount of cash on hand of the relevant Credit Party prior to making such Permitted Investment (i) is equal to or less than $250,000,000, the relevant Credit Party will finance such Permitted Investment using cash on hand until its residual cash on hand is equal to or less than $50,000,000 or (ii) exceeds $250,000,000, the relevant Credit Party will finance such Permitted Investment using cash on hand until its residual cash on hand is equal to or less than $100,000,000), and (ii) cash equivalent investments made for cash management purposes.

13.5	Acquisitions

None of the Credit Parties will make any Acquisition other than Permitted Acquisitions, provided, however, that where the aggregate amount of cash on hand of the relevant Credit Party prior to making such Permitted Acquisition (i) is equal to or less than $250,000,000, the relevant Credit Party will finance such Permitted Acquisition using cash on hand until its residual cash on hand is equal to or less than $50,000,000 or (ii) exceeds $250,000,000, the relevant Credit Party will finance such Permitted Acquisition using cash on hand until its residual cash on hand is equal to or less than $100,000,000.

13.6	Metal Purchase Contracts

None of the Credit Parties will cause, consent to, or permit, any termination, amendment, assignment, modification, variance or waiver of timely compliance with any terms or conditions of any Metal Purchase Contract, other than any amendments or modifications to cure any defective provisions contained therein or to permit other minor deviations from the terms thereof.

13.7	Distributions

None of the Credit Parties will make any Distribution if a Default has occurred and is continuing or would occur as a result of same.

13.8	Financial Assistance

None of the Credit Parties will provide financial assistance (whether by way of loan, Guarantee or otherwise) to any Person other than a Credit Party, except that the Borrower will be permitted to provide financial assistance (whether by way of loan, Guarantee or otherwise) to its directors and officers up to an aggregate maximum amount at anytime outstanding of $2,000,000.

13.9	Derivative Instruments

None of the Credit Parties will enter into any Hedging Agreement or other derivative instrument or similar transaction for speculative purposes.

13.10	Transactions with Related Parties

None of the Credit Parties will engage in any material transactions with any related party (other than transactions between the Credit Parties) on terms and conditions not less favourable in any material respect to the relevant Credit Party than those that could be obtained on an arm's length basis from unrelated third parties. For the purposes of this Section 13.10, (i) related party means, with respect to a Person, another Person that Controls or is Controlled by or is under common Control with the relevant Person, and (ii) the definition of Control must be read replacing 50% by 20%.

14 - FINANCIAL COVENANTS

14.1	Interest Coverage Ratio

The Borrower must maintain at all times, on a consolidated basis, an Interest Coverage Ratio of at least 4.00: 1.00.

14.2	Net Debt to EBITDA Ratio

The Borrower must maintain at all times, on a consolidated basis, a Net Debt to EBITDA Ratio of not more than 3.00:1.00, provided, however, that the minimum Net Debt to EBITDA Ratio for the two first completed quarters following the closing of a Permitted Acquisition or Permitted Investment financed by way of Funded Debt and the value of which Permitted Acquisition or Permitted Investment exceeds $50,000,000 shall be 4.00: 1.00.

14.3	Minimum Tangible Net Worth

The Borrower must maintain at all times, on a consolidated basis, a minimum Tangible Net Worth of (i) for the first fiscal year of the Borrower ending after the date of this Agreement, $187,000,000, (ii) for each fiscal year of the ending after the first anniversary of this Agreement, $187,000,000 plus 50% of the aggregate net income of the Borrower for all fiscal years of the Borrower ending after the date of this Agreement.

15 - REPORTING REQUIREMENTS

15.1	Annual Reporting

The Borrower will deliver to the Agent, for distribution to the Lenders, as soon as possible and, in any event, within 120 days after the end of each financial year of the Borrower:

(a)

unqualified audited annual financial statements of the Borrower, on a consolidated basis, accompanied by the applicable consolidating statement and a compliance certificate in the form of Schedule "C"; and

(b)	annual business plans and annual operating and capital budgets for the current financial year, prepared on a consolidated basis for the Borrower.

15.2	Quarterly Reporting

The Borrower will deliver to the Agent, for distribution to the Lenders, as soon as possible and, in any event within 90 days after the end of the first, second and third financial quarter of each financial year of the Borrower:

(a)

the unaudited financial statements of the Borrower for the relevant financial quarter, on a consolidated basis, accompanied by the applicable consolidating statement, together with management comments; and

(b)	a compliance certificate in the form of Schedule "C".

15.3	Reporting from Time to Time

The Borrower will promptly notify and will cause the Credit Parties to promptly notify the Agent of any (i) Default or Event of Default, (ii) any claim, complaint, notice or enquiry relating to compliance by any Credit Party with any law or regulation applicable to its business or assets which, if adversely determined, could have a Material Adverse Effect, (iii) any auditor letter highlighting issues or deficiencies that if not addressed or corrected, could result in a Material Adverse Change, (iv) any notice by any Person of its intention to enforce remedies against the property of any Credit Party where the value of such property exceeds $250,000, and (v) any amendment to, default or claim under, or termination of any Metal Purchase Agreement.

The Borrower will also furnish and will cause the Credit Parties to furnish to the Agent all information, documents and records and allow any enquiry, study, audit or inspection that the Agent may reasonably request in connection with the business, financial condition, property or assets of the Credit Parties, or to verify compliance with the obligations of any of the Credit Parties under any Credit Document.

15.4	Hedging Agreements

The Borrower will provide to the Agent, concurrently with the compliance certificates required to be delivered pursuant to Section 15.2, a report listing all outstanding Hedging Agreements and specifying the counterparties, notional amounts, dates, maturities and rates of all such agreements.

15.5	Documentation

Any document to be furnished to the Agent by the Borrower must be supplied in a sufficient number of copies for each Lender and two for the Agent (unless such document is sent to the Agent by electronic mail) and promptly after receipt by the Agent, must be forwarded to the Lenders by the Agent.

16 - EVENTS OF DEFAULT AND REMEDIES

16.1	Events of Default

The occurrence of one or more of the following events constitutes an event of default ("Event of Default") under the Credit Documents:

(a)

the Borrower defaults in the payrnent when due of any amount owing under the Facility in respect of principal, or a Credit Party defaults for more than three Business Days in the payment of any other amount owing under a Credit Document;

(b)

a Credit Party (i) fails to make a payment or payments exceeding in the aggregate $2,000,000 in respect of any indebtedness (other than the Facility and Hedging Agreements with Lenders), when and as due, and such failure continues for more than five days, (ii) is in default under any agreement or agreements relating to indebtedness (other than the Facility) exceeding $2,000,000 in the aggregate if the effect of such default is to accelerate or to permit the acceleration of such indebtedness and such default continues after the applicable notice or grace period, if any, or (iii) a Credit Party fails for more than three Business Days to make a payment due under a Hedging Agreement with a Lender;

(c)	any Metal Purchase Contract is terminated or their occurs a default under any Metal Purchase Contract and such default continues after the applicable notice or grace period, if any;

(d)	any representation, warranty or certification made or deemed made by a Credit Party in any Credit Document proves to be false or misleading as of the time made in any material respect;

(e)	any of the financial covenants of Article 14 is not maintained;

(f)	any of the provisions of Article 10, Article 13 or Article 15 is not complied with and such non-compliance continues for a period of 10 days;

(g)	a Credit Party becomes unable to pay its debts generally as such debts become due or is adjudicated bankmpt or insolvent;

(h)

a Credit Party (i) applies for or consents to or is the subject of an order for the appointment of a receiver, interim receiver or trustee (or any Person performing similar functions) in respect of itself or of all or a substantial part of its assets, (ii) makes a general assignment for the benefit of its creditors, (iii) takes advantage of any law relating to bankruptcy, insolvency, reorganization, liquidation, dissolution, arrangement or winding-up, or (iv) takes any action for the purpose of effecting any of the foregoing;

(i)

a proceeding (or any similar action) is commenced against a Credit Party seeking (i) its bankruptcy, reorganization, liquidation, dissolution, arrangement or winding-up, or similar relief, (ii) the appointment of a receiver, interim receiver or trustee (or any Person performing similar functions) in respect of itself or of all or any substantial part of its assets, or (iii) the seizure or the attachment of, or the enforcement of remedies on, any part of its assets having a value of more than $2,000,000, and, in each case, such proceeding (or similar action) is not dismissed or withdrawn after a period of 60 days, provided that such grace period will apply only if such proceeding (or action) is diligently contested in good faith and does not disrupt the business or normal operations of the Credit Party concerned;

(j)

except as otherwise contemplated in this Section 16.1, a Credit Party defaults in the performance of any of its other obligations under a Credit Document and such default continues unremedied for a period of 20 days;

(k)	a Person or a group of Persons acting jointly or in concert acquires Control of the Borrower or if there occurs a change of Control of the Borrower; or

(1)	their occurs a Material Adverse Change.

16.2	Remedies

If an Event of Default occurs and is continuing, the Agent may, on giving a notice to the Borrower take any one or more of the following actions:

(a)	terminate the right of the Borrower to use the Facility;

(b)	declare all indebtedness of the Borrower under the Credit Documents to be immediately payable and demand immediate payment of the whole or part thereof; and

(c)	exercise all of the rights and remedies of the Agent and the Lenders including their rights and remedies under any Credit Document;

provided that all indebtedness of the Borrower under the Credit Documents will automatically become due and payable without any notice upon the occurrence in respect of the Borrower of any Event of Default specified in Section 16.1(g), Section 16.1(h) or Section 16.1(i) .

17 - EQUALITY AMONG LENDERS

17.1	Distribution among Lenders

Any payment received by the Agent on account of any indebtedness under the Facility, including any amount received through the exercise of any right of set-off and the enforcement of any Security, must be distributed among the Lenders proportionately to the amount of the indebtedness owing to them under the Facility and which is then payable.

17.2	Other Security

No Lender may take any Guarantee or Lien in connection with the obligations secured by the Security except in accordance with Article 10.

17.3	Direct Payment to a Lender

Except as otherwise provided herein, if a Lender receives, otherwise than through the Agent, a payment on account of the Facility (including any payment received through the exercise of any right of set-off), such Lender will remit the payment to the Agent, for distribution among all Lenders.

17.4	Adjustments

If, at any time, the ratio of Borrowings owing to a Lender under the Facility to the aggregate amount of all outstanding Borrowings under the Facility is not proportional to such Lender's Commitment under the Facility, expressed as a percentage, the Agent may (and will, after termination of the Facility) make from time to time such adjustments as may be necessary in order that the outstanding Borrowings under the Facility are in the proportions of the Commitments under the Facility and the Lenders will make all such payments as the Agent may direct to give full effect to such adjustments. The Borrower will be bound by such adjustments.

18 - THE AGENT AND THE LENDERS

18.1	Appointment of the Agent

Each Lender irrevocably appoints the Agent to exercise on its behalf the rights and powers delegated to the Agent hereunder and authorizes the Agent to take any action necessary for the performance of its duties. Whenever acting in such capacity, the Agent represents and binds all Lenders.

18.2	Restrictions on the Powers of the Lenders

No Lender may exercise individually the rights and powers delegated to the Agent, including the enforcement of remedies after the occurrence of an Event of Default.

18.3	Security Documents

(a)

The Agent is authorized to hold any Security on behalf of the Lenders and to execute in their name any Security Document. For greater certainty, the Agent is authorized to act as representative (fonde de pouvoir) of the Lenders (notwithstanding that the Agent is also a Lender) for the purposes of any hypothec granted by any Credit Party pursuant to article 2692 of the Civil Code of Québec to secure debentures or similar instruments issued for the benefit of the Lenders pursuant to the Security;

(b)	The Agent will provide the Lenders with copies of any Security Document;

(c)

The Agent is authorized to act alone to release the Security with respect to any property which is the subject of a Permitted Disposition or which is no longer required to be subject to the Security, including a release of the transferor in the event of a disposition complying with Section 13.3(b)(ii).

18.4	Action by Agent

The duties of the Agent are limited to those specifically conferred upon it in the Credit Documents. Except as otherwise provided, the Agent is not required to exercise any discretion or to take any action under the Credit Documents, unless the Agent has been so required by the Majority Lenders (or by all Lenders where the consent of all Lenders is required). In no event, will the Agent be required to exercise any right or power, if in its judgment, doing so would contravene any Credit Document or applicable law or where the Agent determines that the indemnity provided in Section 18.7 may not be available or adequate.

18.5	Events of Default

The Agent will be entitled to assume that there exists no Default, unless the Agent has been notified in writing of the existence of a Default. However, after having acquired actual knowledge of the occurrence of an Event of Default which is continuing, the Agent will promptly inform the Lenders of such Event of Default.

18.6	Enforcement Measures

Any legal proceedings and enforcement measures on behalf of the Lenders will be taken by the Agent; at the Agent's request, all Lenders must join the Agent in such proceedings or enforcement measures.

18.7	Indemnification

Each Lender will indemnify the Agent (and its directors, officers, employees and agents), proportionately to its respective Commitment (and not solidarily), from and against all losses suffered or liabilities or expenses incurred by the Agent of any kind or nature when exercising its rights and powers, save any losses, liabilities or expenses resulting from the wilful misconduct or gross negligence of the Agent (or its directors, officers, employees or agents).

18.8	Reliance on Reports

The Agent will be entitled to make any determination of any Applicable Margin or Rate or in relation to its power under Section18.3 based on the most recent reports or certificates furnished by the Borrower in relation to such matters.

18.9	Liability of the Agent

The Agent will only be liable to the Lenders for willful misconduct or gross negligence, and will have no liability as a consequence of a failure of any Person to fulfil its obligations or any action authorized by the Majority Lenders (or by all Lenders where the consent of all Lenders is required).

18.10	Credit Assessment by the Lenders

Each Lender acknowledges that it has been and will continue to be solely responsible for making its own independent appraisal and investigation of the financial condition of the Borrower and any other Credit Party, and for the assessment of the risks arising from the Facility. No Lender may rely on the Agent in this regard nor will the Agent be responsible for ensuring the validity or enforceability of any Credit Document.

18.11	Rights of the Agent as Lender

In its capacity as Lender, the Agent has the same rights as the other Lenders and may exercise such rights independently of its role as Agent; unless the context otherwise requires, the expression "Lender" also refers to the Lender which is the Agent.

18.12	Sharing of Information

(a)

The Lenders may share with each other any information held by them regarding the financial condition, business or property of the Credit Parties or relating to matters contemplated by the Credit Documents or the Hedging Agreements. The Lenders may also provide such information on a confidential and need-to-know basis to any financial institution which is a prospective assignee of Commitments or a participant or a prospective participant in the Facility or a prospective counterparty to any Hedging Agreement;

(b)

The Agent may disclose to any agency or organization that assigns standard identification numbers to credit facilities such basic information describing the Facility as is necessary to assign unique identifiers (and, if requested, supply a copy of this Agreement), it being understood that the Person to whom such disclosure is made will be informed of the confidential nature of such information and instructed to make available to the public only such information as such person normally makes available in the course of its business of assigning identification numbers. In addition, the Agent may provide to Loan Pricing Corporation or other recognized publishers of information for circulation in the loan market information of the type customarily provided by financial institutions to Loan Pricing Corporation.

18.13	Competition

Subject to the other provisions of this Agreement, the Agent and each of the Lenders may enter into other transactions with any Credit Party and they are not required to notify each other of such transactions.

18.14	Successor Agent

The Agent may resign by giving notice thereof to the Borrower and to the Lenders. The Agent may also be replaced by the Majority Lenders following the failure by the Agent to perform its obligations under this Agreement. The resignation or replacement of the Agent will be effective upon the appointment by the Majority Lenders of a successor Agent from among the Lenders. Promptly after being so appointed, any successor Agent must give notice thereof to the Borrower and the Lenders. From the effective date of its appointment, any successor Agent will be vested with all the rights, powers and duties of the Agent under the Credit Documents.

19 - DECISIONS, WAIVERS AND AMENDMENTS

19.1	Amendments and Waivers by the Majority Lenders

Subject to the other provisions of this Article 19, the provisions of the Credit Documents may be amended or waived, and consents thereunder may be given, only by an instrument signed by the Agent, with the approval of the Majority Lenders, and in the case of an amendment, also signed by the relevant Credit Party.

19.2	Amendments and Waivers by Unanimous Approval

Except as otherwise expressly provided in this Agreement, an amendment, waiver or consent that relates to any of the following matters must be made or given by an instrument signed by the Agent, with the prior consent of all Lenders, and in the case of an amendment, also signed by the relevant Credit Party:

(a)	the extension of the Maturity Date;

(b)	any increase in the amount of the Facility or any change of Borrower;

(c)	any postponement of the due date, any subordination or any reduction of any amount payable hereunder;

(d)

any reduction of any interest rate, Discount Rate or fee (including any amendment to Schedule "A" which would have the same economic effect) but excluding any reduction resulting from the determination of the Applicable Margin (or Rate) in accordance with Schedule "A";

(e)	any release or subordination of any portion of the Security; and

(f)

the provisions of Sections 9.1 and 20.9, any Event of Default provided in Sections 16.1(a), 16.1(c), 16.1(g), 16.1(h), 16.1(i) the provisions of Articles 17, 18 and 19 and the definition of the "Majority Lenders".

19.3	Amendments requiring the Consent of the Affected Party

No amendment affecting the rights and obligations of the Agent or the Issuing Lender may be made without the consent of the Agent or the Issuing Lender (as applicable). No increase in the amount of the Commitment of any Lender may be made without consent of such Lender.

20 - MISCELLANEOUS

20.1	Books and Accounts

The Agent will keep books and accounts evidencing the transactions made pursuant to this Agreement. Absent manifest error, such books and accounts will be deemed to represent accurately such transactions and the indebtedness of the Borrower under the Facility.

20.2	Determination

In the absence of manifest error, any determination made by the Agent of the amounts payable hereunder will be conclusive and binding upon the Lenders and the Borrower.

20.3	Prohibition on Assignment by the Borrower

The Borrower may not assign its rights, or the amounts to be received by it, under this Agreement.

20.4	Assignments and Participations

(a)

A Lender (the "Assignor") may assign, in whole or in part, its Commitment (including outstanding Borrowings owing to it) to any Person who makes, purchases or otherwise invests in commercial loans in the ordinary course of its business (the "Assignee"). The assignment must be made in an instrument in substantially in the form of Schedule "E". The Assignor must pay to the Agent, for its own account, an assignment fee of $5,000. When the assignment becomes effective, the Assignee will become a Lender and will benefit from the rights and be liable for the obligations of the Assignor, proportionately to the assigned Commitment, and, to the same extent, the Assignor will be released from its obligations;

(b)	No partial assignment of a Commitment may be made if the residual amount of the total Commitment of the Assignor or if the total Commitment of the Assignee is less than $10,000,000;

(c)

Concurrently with any assignment in favour of an Assignee who is not, at the time of the assignment, party to this Agreement, each Credit Party who has provided Security (if so requested by the Agent) must acknowledge that the Assignee is entitled to the benefit of the Security;

(d)

Each assignment by a Lender is subject to the prior consent of the Agent, of the Issuing Lender, and, if made at a time when no Event of Default is continuing, to the prior consent of the Borrower (which consents will not be unreasonably withheld). However, no such consent of the Borrower will be required if the Assignee is already a Lender.

(e)

Sections 20.4(a) to 20.4(d) do not apply to a participation that a Lender may grant to another financial institution provided that no such participation will release any Lender from its obligations under the Credit Documents;

(f)

No assignment or participation made at a time no Event of Default is continuing may increase for the Borrower the costs of the Borrowings pursuant to Section 8.5, except if the Borrower has consented to such increase.

20.5	Notes

At the request of a Lender, the Borrower will execute in favour of such Lender a note evidencing its indebtedness to such Lender under this Agreement.

20.6	No Waiver

The omission by the Agent or any Lender to exercise any of its rights will not be deemed to be a waiver of the exercise of any such right subsequently. The omission by the Agent or any Lender to notify any Credit Party of the occurrence of a Default will not be deemed to be a waiver of the right of the Agent or of such Lender to avail itself of such Default.

20.7	Irrevocability of Notices of Borrowings

No Borrower may cancel a notice of Borrowing, conversion, renewal or prepayment. The Borrower concerned must indemnify the Lenders in respect of any loss resulting from its failure to act in accordance with such notice.

20.8	Set-off

If an Event of Default occurs and is continuing, the Agent and each Lender are authorized to set off and to apply any and all deposits held for any Credit Party against any amount due and payable by any Credit Party under the Credit Documents.

20.9	Indemnification

(a)

The Borrower must pay on demand the amount of all reasonable out-of-pocket costs and expenses (including reasonable legal and other professional fees) incurred by the Agent in connection with the Facility and the preparation, negotiation, execution, syndication and administration of the Credit Documents, as well as the reasonable costs and expenses incurred by the Agent or the Lenders in connection with the enforcement of, or the preservation of any rights under, any Credit Document;

(b)

If any law, regulation, administrative decision or guideline or decision of a court (i) increases the cost of any which of the Facility for any Lender or (ii) reduces the income receivable by any Lender from the Facility (including, without limitation, by reason of the imposition of reserves, taxes or requirements as to the capital adequacy of such Lender, the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and all requests, rules, guidelines or directives promulgated by the Bank for International settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or Canadian regulatory authorities, in each case pursuant to Basel III, regardless of the dated enacted, adopted or issued but in no event by reason of taxes on the overall net income of a Lender), such Lender may send to the Borrower a statement indicating the amount of such additional cost or reduction of income; in the absence of manifest error, this statement will be conclusive evidence of the amount of such additional cost or reduction of income and the Borrower must pay forthwith said amount to such Lender.

(c)

The Borrower must pay on demand the amount of any loss suffered by a Lender as a result of the conversion or repayment of a Borrowing before the maturity date of its period, irrespective of the cause of such conversion or repayment (including a repayment before maturity resulting from a demand for payment after the occurrence of an Event of Default). In the absence of manifest error, a statement prepared by the affected Lender indicating the amount of such loss and the method by which the loss was calculated will be binding and conclusive;

(d)

The Borrower must indemnify the Agent, the Lenders, their Affiliates and their respective officers, directors, employees and agents (each, an "indemnitee") and hold them harmless from and against all losses, liabilities, claims, damages or expenses (including costs to defend any claim) suffered or incurred by or made against any of them in any manner whatsoever as a result of any Default or non-compliance by any Credit Party with any law or regulation applicable to the operations of, or to any property owned or operated by, any Credit Party, except for any losses, liabilities, claims damages or expenses suffered by an indemnitee and resulting from the gross negligence or wilful misconduct of such indemnitee.

20.10	Corrections of Errors

The Agent is authorized to correct any typographical error or error in addresses or fax numbers in this Agreement and to substitute such corrected text in the counterparts of this Agreement, provided that such corrections do not modify the meaning or the interpretation of this Agreement and provided that copies of the corrected texts are remitted to each party.

20.11	Communications

The Agent is entitled to rely in its dealings with the Borrower upon any instruction or notice which the Agent believes in good faith to have been given by a Person authorized to give such instruction or notice or to make the applicable transaction.

20.12	Counterparts

This Agreement may be executed by any party hereto in any number of different counterparts, each of which will be deemed to be an original as against any party whose signature appears thereon, and all of which taken together will constitute one single agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopy or electronic mail will be as effective as physical delivery of a manually executed counterpart of this Agreement.

21 - NOTICES

21.1	Sending of Notices

Unless otherwise provided, any notice to be given to a party in connection with this Agreement will be given in writing and will be given by personal delivery, by a reputable delivery service, by telecopier or (except for any notice pursuant to Article 16) by electronic mail, addressed to the recipient at its address specified in Schedule "F" hereof or at such other address as may be notified by such party to the others pursuant to this Article.

21.2	Receipt of Notices

Any notice given by personal delivery or by a delivery service will be conclusively deemed to have been given at the time of such delivery and, if given by telecopier or by electronic mail, on the day of transmittal if before 3:00 p.m. on a Business Day, or on the following Business Day if such transmission occurs on a day which is not a Business Day or after 3:00p.m. on a Business Day. If the telecopy or electronic transmission system suffers any interruptions by way of a strike, slow-down, a force majeure, or any other cause, a party giving a notice must do so using another means of communication not affected by the disruption.

[Signature Pages Follow]

IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed as of the date and year first above written.

OSISKO GOLD ROYALTIES LTD

Per:	(signed) "Elif Lévesque"
Elif Lévesque
VP Financine and CFO

NATIONAL BANK OF CANADA, as Agent

Per:	(signed) "Francois Montigny"
Francois Montigny
Managing Director

Per:	(signed) "Roch Ledoux"
Roch Ledoux
Director

[Signature page Credit Agreement]

COMMITMENTS	LENDERS

$100,000,000	NATIONAL BANK OF CANADA, as Agent

Per:	(signed) "Roch Ledoux"
Roch Ledoux
Director

Per:	(signed) "Francois Montigny"
Francois Montigny
Managing Director

[Signature page Credit Agreement]

SCHEDULE "A"

APPLICABLE MARGINS OR RATES

[Redacted due to business confidentiality provision relating to applicable margins or rates.]

*******

*******

SCHEDULE "B"

NOTICE OF BORROWING
[CONVERSION OR RENEWAL]

[Date]

[Name and address of Agent]

RE:	Credit Agreement dated November 21, 2014 (the "Credit Agreement")

Sirs:

Reference is made to the above-mentioned Credit Agreement entered into between the undersigned and the Lenders and other parties mentioned therein.

We confirm our request for a Borrowing [or for a conversion or renewal] to be made on [date], the details of which are as follows:

-	Form of Borrowing: [Prime Rate, US Base Rate, Libor Loan or Acceptances]

-	Amount:

-	Date of Borrowing [or of conversion or renewal]:

-	Period:

On the date hereof, we certify that the representations and warranties set forth in the Credit Agreement are still true and correct in all material respects and that no Default has occurred and is continuing or would occur as a result of the requested Borrowing or the related [Acquisition] [Investment].

OSISKO GOLD ROYALTIES LTD

Per:

Note:      This form (adapted accordingly) may also be used for a notice of repayment.

SCHEDULE "C"

COMPLIANCE CERTIFICATE

[Date]

[Name and address of Agent]

RE:	Credit Agreement dated November 21, 2014 (the "Credit Agreement")

Reference is made to the above-mentioned Credit Agreement entered into between Osisko Gold Royalties Ltd. {the "Borrower") and the Lenders mentioned therein. I am the Chief Financial Officer of the Borrower and I hereby certify in such capacity that, to the best of my knowledge, but after reasonable enquiry, the representations and warranties set forth in the Credit Agreement are still true and correct in all material respects and that no Default has occurred and is continuing.

     I also certify that, on the last day of the financial quarter of the Borrower ending on •:

1.	the Interest Coverage Ratio of the Borrower, calculated in accordance with the Credit Agreement, was • to 1.00.

2.	the Net Debt to EBITDA Ratio of the Borrower, calculated in accordance with the Credit Agreement, was • to 1.00.

3.	[The Tangible Net Worth of the Borrower was $[•]][Note: Only required for Compliance Certificates delivered under Section 15.1(a)]

4.

The cumulative amount of all Distributions made since the beginning of the Borrower's financial year ending on [insert the financial year in which the above quarter falls] was $•. The dates and amounts of such Distribution were the following: •

5.

The combined unconsolidated EBITDA and revenues of the Borrower and the Guarantors were • and •, respectively; such amounts represent •% and •% of the Borrower's consolidated EBITDA and revenues, respectively. The Guarantors are listed in the attached annex.

The details of all calculations supporting the above statements are set out in the attached annex. There has been no material change in the information contained in the Corporate Structure Chart except as set forth in the attached annex. The details of all outstanding Hedging Agreements made by Credit Parties (i.e. name of counterparties, notional amounts, dates, maturities and rates) are also set forth in the attached annex.

[Name and signature of CFO]

SCHEDULE "D"

METAL PURCHASE CONTRACTS

-	Canadian Malartic Net Smelter Return Royalty Agreement (Amended and Restated) dated June 16, 2014 between Osisko Gold Royalties Ltd and Canadian Malartic GP (the "Canadian Malartic NSR")

-	Net Smelter Return Royalty Agreement dated June 16, 2014 between Osisko Gold Royalties Ltd and Osisko Mining Corporation (the "CEP NSR")

SCHEDULE "E"

FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT

ASSIGNMENT AND ASSUMPTION AGREEMENT entered into as of the ______ day of _____________, • between __________________________ (the "Assignor") and _________________________ (the "Assignee").

WHEREAS a credit agreement has been entered into as of November 21, 2014 among Osisko Gold Royalties Ltd, as Borrower, National Bank of Canada, as Agent, and the Lenders (as amended and supplemented from time to time, the "Credit Agreement");

WHEREAS the Assignor is a Lender under the Credit Agreement;

WHEREAS, as provided in the Credit Agreement, the Assignor has a Commitment of $__________;

WHEREAS a Lender may assign, in whole or in part its Commitment to any other financial institution pursuant to Section 20.4 of the Credit Agreement;

WHEREAS the Assignor proposes to assign to the Assignee all of its rights under the Credit Agreement in respect of a portion of the Assignor's Commitment, such assigned portion to be in the aggregate amount of $__________ (the "Assigned Amount"), together with a corresponding portion of the Borrowings owed to the Assignor in respect of the foregoing, and the Assignee proposes to accept such assignment and assume the corresponding obligations of the Assignor;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Definitions

Capitalized terms used but not defined herein have the meanings assigned to them in the Credit Agreement.

2.	Assignment

The Assignor hereby assigns and sells to the Assignee all of the rights of the Assignor (the "Assigned Rights") under the Credit Agreement to the extent of the Assigned Amount.

3.	Assumption

The Assignee hereby accepts such assignment and assumes all of the obligations of the Assignor (the "Assigned Obligations") under the Credit Agreement to the extent of the Assigned Amount, including, for greater certainty, the portion of the Facility made available to the Borrower by the Assignor and still in effect on the Effective Date (as hereinafter defined).

4.	Effective Date

This Agreement will come into effect on ________________ (the "Effective Date").

5.	Rights and Obligations of the Parties

Upon the execution and delivery of this Agreement by the Assignor and the Assignee, the consent hereto by the Borrower (if required under the Credit Agreement) and the Agent:

i)	the Assignee will, as of the Effective Date, have the rights and be obligated to perform the obligations of a Lender under the Credit Agreement with Commitment equal to the Assigned Amount;

ii)

the Commitment of the Assignor will, as of the Effective Date, be reduced by like amounts and the Assignor will be released from its obligations under the Credit Agreement to the extent of the Assigned Obligations which are assumed by the Assignee; and

iii)

the Assignee will, as of the Effective Date, be bound by and entitled to the full benefit of the Credit Agreement and of the other Credit Documents (including the Security Documents) to the extent of the Assigned Rights and Assigned Obligations as if it were an original party thereto.

6.	Payments

From the Effective Date, the Agent will make all payments in respect of the Assigned Rights to the Assignee, whether such amounts have accrued prior to or after the Effective Date. The Assignor and the Assignee will make directly between themselves their own arrangements relating to the payment by the Assignee to the Assignor of the price of assignment or to the payment of adjustments (if any) on account of interest and fees accrued prior to or after the Effective Date.

7.	Non-Reliance on Assignor

The Assignor makes no representation in connection with, and will have no responsibility with respect to the solvency or financial condition or statements of any Credit Party or of any other Person, or the validity and enforceability of the Credit Documents. The Assignee acknowledges that it has, independently and without reliance on the Assignor, and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement and will continue to be responsible for making its own independent appraisal of the financial condition of any Credit Party or of any other Person.

8.	Representations

The Assignee represents and warrants to the Borrower that this assignment will not increase for the Borrower the costs of the Borrowings pursuant to Section 8.5 of the Credit Agreement. The Assignee and the Assignor represent and warrant to one another, and also to the Borrower, the Agent and the Lenders that they have the capacity, right and power to execute this Agreement and to perform the obligations resulting therefrom, and that they have taken all necessary action to authorize the execution of this Agreement. The Assignor represents and warrants to the Assignee that the Assignor has good and valid title to the Assigned Rights and has not granted any Lien on and has not assigned the Assigned Rights to any other Person.

9.	Warranty

Subject to Section 8, this assignment is made without any warranty, express or implied, from the Assignor.

10.	Existing Lender

The rights and obligations of the Assignee resulting form this Agreement are in addition to, and not in substitution for, the rights and obligations that the Assignee may otherwise have as Lender under the Credit Agreement.

11.	Governing Law

This Agreement will be governed by and construed in accordance with the laws of the province of Québec.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed in the place and on the date mentioned on the first page hereof.

[ASSIGNOR], as Lender	[ASSIGNEE]

Per:	Per:

The Agent and the Borrower consent to this Agreement. Each of the Borrower and its Subsidiaries which have provided Security acknowledges and agrees that the Security granted by it in favour of the Agent and the Lenders will also benefit the Assignee.

OSISKO GOLD ROYALTIES LTD

Per:

NATIONAL BANK OF CANADA, acting as
Agent

Per:

[Names of the Subsidiaries concerned]

Per:

SCHEDULE "F"

ADDRESSES FOR NOTICE PURPOSES

NATIONAL BANK OF CANADA, as Agent		OSISKO GOLD ROYALTIES LTD

For purposes of all notices of utilization,		1100, Avenue des Canadiens de Montreal
conversion, renewals or repayment and the		Suite 300
delivery of the financial information		Montréal, Quebec H3B 2S2
pursuant to Article 15:
		Attention:	Chief Financial Officer
		Fax:	(514) 940-0669
NATIONAL BANK OF CANADA		E-mail:	elevesque@osiskogr. com
Agency Group
500 Place d' Armes
26th Floor
Montreal, Quebec, H2Y 2W3

Attention:	Manager
Fax:	(514) 271-5294
e-mail:	agencygroup@bnc.ca

For all other purposes:

1155 Metcalfe Street
Bank Finance, 5th Floor
Montreal, Quebec, H3B 4S9

Attention:	Director
Fax:	(514) 390-7850

NATIONAL BANK OF CANADA, as Lender

1155 Metcalfe Street
Bank Finance, 5th Floor
Montreal, Quebec, H3B 4S9

Attention:	Vice President
Fax:	(514) 390-7860